September 14, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Jeff Kauten

  Larry Spirgel

  Joan Collopy

  Elizabeth Sandoe

  Lisa Etheredge

  Robert Littlepage

Re:     Amendment No. 1 to Registration Statement on Form S-1

  Filed on September 3, 2020

  File No. 333-248413

Ladies and Gentlemen:

On behalf of our client, Palantir Technologies Inc. (“Palantir” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 8, 2020, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). We are concurrently submitting via EDGAR this letter and filing a revised Registration Statement (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1 submitted on September 3, 2020), all page references herein correspond to the page of the Registration Statement.

Risk Factors

Risks Related to Ownership of Our Class A Common Stock

Our amended and restated bylaws..., page 68

1.

We note that your forum selection provision identifies a federal or state court located within the State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction

Securities and Exchange Commission

September 14, 2020

for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company has revised the disclosure on page 68 of the Registration Statement to address the Staff’s comment.

*****

Securities and Exchange Commission

September 14, 2020

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Alexander C. Karp, Palantir Technologies Inc.

David Glazer, Palantir Technologies Inc.

William Ho, Palantir Technologies Inc.

Matthew Long, Palantir Technologies Inc.

Sean Stenstrom, Palantir Technologies Inc.

Justin Laubach, Palantir Technologies Inc.

Scott Hsu, Palantir Technologies Inc.

Deeptha Mathavan, Palantir Technologies Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP